                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               _________________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No.  )(/1/)


                               CONSOL ENERGY INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  20854P 10 9
--------------------------------------------------------------------------------
                                (CUSIP number)

                             ROBERT C. MUFFLY, ESQ.
                      BECKER, GLYNN, MELAMED & MUFFLY LLP
                                299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  MAY 27, 1999
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

----------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     RWE Aktiengesellschaft
                     (No S.S. or I.R.S. Identification No.)

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                        (b) [ ]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*
                     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                           [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                     GERMANY

   NUMBER OF         7  SOLE VOTING POWER
    SHARES                 57,997,357
 BENEFICIALLY
   OWNED BY          8  SHARED VOTING POWER
                               -0-

    EACH
  REPORTING          9  SOLE DISPOSITIVE POWER
                             57,997,357

 PERSON WITH        10  SHARED DISPOSITIVE POWER
                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     57,997,357

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     72.3%

14   TYPE OF REPORTING PERSON*

                     CO

Item 1. Security and Issuer.
        -------------------

          This statement relates to shares (the "Shares") of the common stock, par value $.01 per share ("Common Stock"), of CONSOL Energy Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 300 Delaware Avenue, Suite 567, Wilmington, Delaware 19801.

Item 2.   Identity and Background.
          -----------------------

          This statement is filed by RWE Aktiengesellschaft, a corporation organized under the laws of Germany ("RWE").

          The principal business address of RWE is Opernplatz 1, 45128 Essen, Germany.

          The principal business of RWE is that of a holding company for a leading international energy-based industrial conglomerate.

          For information with respect to the identity and background of each director and executive officer of RWE, see Schedule A attached hereto.

          During the last five years, neither RWE nor, to the best of its knowledge, any person identified on Schedule A has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which RWE or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          All persons identified on Schedule A are citizens of Germany.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The source of funds used in making the purchases is the working capital of RWE. The aggregate purchase price of the 2,671,300 Shares of Common Stock purchased by RWE on May 27, 1999 is $31,950,092.90. The aggregate purchase price of the 922,700 Shares of Common Stock purchased by RWE on May 28, 1999 is $11,980,798.15.

Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the Shares of the Issuer is solely for investment purposes. On May 27, 1999 RWE announced its intention to purchase up to five million Shares of Common Stock of the Issuer in open market purchases. To date, RWE has purchased 3,594,000 of such Shares and may, from time to time, purchase additional Shares for investment purposes.

          Four members of the board of directors of the Issuer have been designated by Rheinbraun A.G., a wholly-owned subsidiary of RWE.

          Other than as set forth herein, RWE has no current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) As of May 31, 1999, the aggregate number of Shares of Common Stock beneficially owned by RWE is 57,997,357, representing approximately 72.3% of the total number of Shares of Common Stock outstanding, based on 80,267,558 Shares of Common Stock represented by the Issuer as outstanding. RWE beneficially owns 54,403,357 of the 57,997,357 Shares through its wholly-owned subsidiaries, Rheinbraun A.G. and Rheinbraun U.S. GmbH.

          (b) RWE has sole power to vote or direct the vote and to dispose or direct the disposition of the Shares of the Issuer that are the subject of this
Schedule 13D.

          (c) Information concerning transactions in respect of the Common Stock effected by RWE within the 60 days prior to May 31, 1999 is set forth in Schedule B hereto. None of the individuals listed on Schedule A have engaged in any such transactions during such period.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With
          -------------------------------------------------------------
          Respect to Securities of the Issuer.
          -----------------------------------

          51,139,156 Shares were acquired from DuPont Energy Company in November 1998 pursuant to an agreement entered into in September 1998 among E.I. du Pont de Nemours and Company, DuPont Energy Company, Rheinbraun and the Issuer. RWE hereby incorporates by reference the description of such agreement printed at page 74 of Amendment No. 4 to the Form S-1 Registration Statement of the Issuer, No. 333-68987, under the caption "Certain Relationships and Related Party Transactions."

          RWE also has certain registrations rights pursuant to an agreement among the Issuer, Rheinbraun A.G. and Rheinbraun U.S. GmbH. RWE hereby incorporates by reference the description of such agreement printed at pages 74 and 75 of Amendment No. 4 to the Form S-1 Registration Statement of the Issuer, No. 333-68987, under the caption "Certain Relationships and Related Party Transactions."

          The Shares purchased by RWE on May 27, 1999 and May 28, 1999 were open market purchases in accordance with Rule 10b-18, as promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, and were effected on behalf of RWE by a broker-dealer pursuant to customary arrangements.

          Other than those set forth in this Item 6, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer to which RWE or any of its directors and executive officers listed on Schedule A is a party.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          1. Pages 74 and 75 of Amendment No. 4, dated April 27, 1999, to the Form S-1 Registration Statement of CONSOL Energy Inc., No. 333-68987, under the caption "Certain Relationships and Related Party Transactions."



                   [signature appears on the following page]

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 1999

                              RWE A.G.



                              By: /s/ Georg Lambertz
                                 -----------------------------------
                                 Name: Georg Lambertz
                                 Title: Senior Vice President


                              By: /s/ Georg Miller
                                 -----------------------------------
                                 Name: Georg Miller
                                 Title: Head of Department

                                   SCHEDULE A

                      RWE DIRECTORS AND EXECUTIVE OFFICERS

                                                                       Principal
Name                                                            Occupation or Employment
--------------------------------------------------  ---------------------------------------------------

Dr. Dietmar Kuhnt                                   Chief Executive Officer

Prof. Dr. Clemens Borsig                            Chief Financial Officer

Dr. Dieter Drager                                   Member of the Board of Directors and Chief
                                                    Executive Officer of RWE-DEA Aktiengesellschaft
                                                    fur Mineraloel und Chemie

Thomas Geitner                                      Member of the Board of Directors

Dr. Dieter Henning                                  Member of the Board of Directors and Chief
                                                    Executive Officer of Rheinbraun Aktiengesellschaft

Dr. Hans-Peter Keitel                               Member of the Board of Directors and Chief
                                                    Executive Officer of HOCHTIEF Aktiengesellschaft

Dr. Richard R. Klein                                Member of the Board of Directors and Chief
                                                    Executive Officer of RWE Umwelt Aktiengesellschaft

Dr. Hartmut Mehdorn                                 Member of the Board of Directors and Chief
                                                    Executive Officer of LAHMEYER Aktiengesellschaft

Manfred Remmel                                      Member of the Board of Directors and Chief
                                                    Executive Officer of RWE Energie AG

Rudolf Schwan                                       Member of the Board of Directors

Jan Zilius                                          Member of the Board of Directors


The business address of all executive officers and directors is:

     RWE Aktiengesellschaft
     Opernplatz 1
     45128 Essen
     Germany

                                   SCHEDULE B

            TRANSACTIONS IN COMMON STOCK FROM 4/1/99 THROUGH 5/31/99


     Date                 Quantity                  Average Price/Share                    Transaction Type
---------------  ---------------------------  --------------------------------  ---------------------------------------
    5/27/99             2,671,300                         $11.96                         Open Market Purchase

    5/28/99               922,700                         $12.98                         Open Market Purchase



Each of the above transactions was effected by J.P. Morgan Securities, Inc. on behalf of RWE.

                                   EXHIBIT 1

                                       TO

                                  SCHEDULE 13D

             Certain Relationships and Related Party Transactions

Purchase of Shares from DuPont Energy

Indemnification Under Purchase Agreement. In November 1998, CONSOL Energy purchased 51,139,156 shares of common stock from DuPont Energy for a purchase price of $500 million. The purchase of shares from DuPont Energy was completed under an agreement entered into in September 1998 among DuPont, DuPont Energy, Rheinbraun and CONSOL Energy. DuPont agreed to indemnify Rheinbraun and CONSOL Energy in respect of any losses incurred by Rheinbraun as a result of the purchase of shares from DuPont Energy, and 47% of any and all losses incurred by CONSOL Energy arising or related to the period prior to the closing date of the purchase of shares from DuPont Energy with respect to the following:

   . environmental matters, which include the failure to obtain any permits or to comply with laws governing the generation, handling, storage, transportation, disposal or remediation of hazardous material only to the extent these losses exceed $50 million,

   .  litigation, only to the extent losses then exceed $40 million,

   .  taxes, and

   .  properties of Conoco or its mineral divisions.

Except for indemnification as to the mineral divisions of Conoco, DuPont is only obligated to indemnify CONSOL Energy and Rheinbraun at such time that all losses exceed $20 million, calculated on a pre-tax basis. At that time, DuPont's indemnification will include the first $20 million of losses. DuPont is obligated to indemnify CONSOL Energy and Rheinbraun for liabilities arising out of the mineral division of Conoco on a dollar-for-dollar basis. In no event will DuPont's indemnification obligations in the aggregate exceed $500 million.

The agreement provides that DuPont will have two demand registration rights at DuPont's expense prior to December 31, 2001.


Payment of Dividends

Prior to the closing of the purchase of shares from DuPont Energy, CONSOL Energy paid a dividend of $60 million. In December 1998, CONSOL Energy paid an additional dividend of $20 million. Before this offering, CONSOL Energy intends to declare a dividend of $22.5 million payable to its current stockholders in the second quarter of 1999. Purchasers of common stock issued in this offering will not receive this dividend.


Registration Rights

In connection with the purchase of shares from DuPont Energy, DuPont and DuPont Energy agreed not to dispose of any of the remaining shares of common stock held by DuPont Energy during the 180 days after the closing date of the purchase of shares from DuPont Energy. This includes securities issued in exchange for, in lieu of or as a dividend on such shares of common stock. After the 180 days, DuPont Energy will have the right to dispose of the shares:

   . pursuant to the registration rights previously granted to DuPont Energy under the shareholders agreement, or

   .  in a private sale or sales conforming to the Securities Act of 1933.

DuPont Energy may not, and DuPont will cause DuPont Energy not to, effect any public sale of shares during the seven days prior to and the 90 days after any underwritten registered financing by CONSOL Energy has become effective or such longer period, not to exceed 180 days, as the underwriter may require consistent with customary practice.

CONSOL Energy and Rheinbraun A.G. and Rheinbraun U.S. GmbH have entered into a registration rights agreement that provides that, upon the request of Rheinbraun A.G. or Rheinbraun U.S. GmbH, CONSOL Energy will use its best efforts to effect the registration under applicable federal and state securities laws of any of the shares of common stock or any other securities issued with respect to such common stock. Rheinbraun also will have the right to include these securities in other registrations of securities initiated by CONSOL Energy on its own behalf or on behalf of its other stockholders. CONSOL Energy generally will be required to pay all out-of-pocket costs and expenses in connection with each such registration. The registration rights will be assignable by Rheinbraun. The agreement contains customary terms and provisions with respect to registration procedures and indemnification and contribution.


Purchase of Properties from Rheinbraun

A subsidiary of CONSOL Energy has agreed to acquire approximately 3,500 acres of coal, oil and gas properties in Tazewell County, Virginia and three permits related to the properties from subsidiaries of Rheinbraun. The purchase price will be $1 and the assumption of reclamation liabilities that have been estimated by CONSOL Energy at $200,000. The properties were purchased by the subsidiaries of Rheinbraun in 1997 for $140,000 as part of the resolution of litigation between Rheinbraun and a developer that owned the properties and to which Rheinbraun had loaned approximately $10 million.


Other Information About Related Party Transactions

See Note 3 of Notes to the Consolidated Financial Statements for information with respect to other transactions between CONSOL Energy and affiliates of CONSOL Energy.




                                      75